1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 11, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUPPLEMENTAL CIRCULAR
2015 SECOND EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to
the Independent Board Committee and the Independent Shareholders in respect of
(1) Revision of the 2015 Annual Cap regarding the Revenue Transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and
(2) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the Proposed Cap thereunder

This supplemental circular should be read together with the circular and notice of the EGM dated 13 November 2015 and the supplemental notice of the EGM dated 1 December 2015.

A letter from the Board containing, among other things, details of (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder, is set out on pages 1 to 27 of this circular.

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder, is set out on pages 28 to 29 of this circular.

A letter from the Independent Financial Adviser containing their independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder, is set out on pages 30 to 53 of this circular.

14 December 2015

* For identification purpose only14 December 2015

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which is/are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ABC-CA"	(ABC-CA Fund Management Co., Ltd.*), a limited liability company incorporated in the PRC, which is directly owned as to 15% equity interests by the Company as at the Latest Practicable Date;

"ABC-CA Equity Interests"	15% equity interests in ABC-CA which are directly held by the Company as at the Latest Practicable Date;

"ACCOH"	Aluminum Corporation of China Overseas Holdings Limited (), a limited liability company incorporated in Hong Kong, which is a wholly-owned subsidiary of Chinalco;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors of the Company;

"close associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Chalco Hong Kong"	Chalco Hong Kong Limited (), a limited liability company incorporated in Hong Kong, which is a wholly-owned subsidiary of the Company as at the Latest Practicable Date;

"Chalco International Trading"	(China Aluminum International Trading Co., Ltd.*), a limited liability company established in the PRC, which is a wholly-owned subsidiary of the Company as at the Latest Practicable Date;

- ii -

DEFINITIONS

"Chinalco"

Aluminum Corporation of China* (), a wholly state-owned enterprise incorporated in the PRC and the controlling shareholder of the Company holding directly and indirectly approximately 34.45% of the total issued share capital of the Company as at the Latest Practicable Date;

"Chinalco Asset Management"	(Chinalco Asset Management Company*), a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of Chinalco as at the Latest Practicable Date;

"Chinalco Capital"	(Chinalco Capital Holdings Company Limited*), a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of Chinalco as at the Latest Practicable Date;

"Chinalco Capital Capital Increase Agreement"	the capital increase agreement entered into between Chinalco and the Company on 13 November 2015, pursuant to which the Company conditionally agreed to make a capital contribution to Chinalco Capital;

"Chinalco Lease"	Chinalco Finance Lease Co., Ltd.* (), a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the Latest Practicable Date;

"Chinalco Property"	(Chinalco Property Development Company Limited*), a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of Chinalco as at the Latest Practicable Date;

"Chinalco PropertyCapital Increase Agreement"

the capital increase agreement entered into among Chinalco Asset Management, the Company, Chalco International Trading and Shanghai Kelin on 13 November 2015, pursuant to which the Company, Chalco International Trading and Shanghai Kelin each conditionally agreed to make capital contributions to Chinalco Property;

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADSs of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

- iii -

DEFINITIONS

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"EGM"

the 2015 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 29 December 2015;

"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"

the general agreement on mutual provision of production supplies and ancillary services entered into between Chinalco and the Company on 5 November 2001 and renewed on 24 August 2012 for a term of three years from 1 January 2013 to 31 December 2015;

"GF Capital" or "Independent Financial Adviser"

GF Capital (Hong Kong) Limited, a corporation licensed to carry on type 6 (advising on corporate finance) of the regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which is/are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"HK Property"	the office space totalling 10,800 square feet located on level 45, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong, which is currently held by Chalco Hong Kong;

- iv -

DEFINITIONS

"HK Property Transfer Agreement"

the agreement entered into between Chalco Hong Kong and Chinalco Assets Holdings Limited, a wholly-owned subsidiary of ACCOH, on 13 November 2015, pursuant to which Chalco Hong Kong has agreed to sell and Chinalco Assets Holdings Limited, a wholly-owned subsidiary of ACCOH, has agreed to purchase the HK Property;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder;

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the EGM to approve (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder, pursuant to the requirements under the Hong Kong Listing Rules;

"JLL"	Jones Lang LaSalle Corporate Appraisal and Advisor Limited, an independent property valuer;

"Latest Practicable Date"	8 December 2015, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

- v -

DEFINITIONS

"New Finance Lease Framework Agreement"

the finance lease framework agreement entered into between the Company and Chinalco Lease on 13 November 2015, pursuant to which Chinalco Lease proposed to provide finance lease services to the Group with an effective term from 1 January 2016 to 31 December 2018;

"Original Finance Lease Framework Agreement"

the finance lease framework agreement entered into between the Company and Chinalco Lease on 27 August 2015, pursuant to which, Chinalco Lease proposed to provide finance lease services to the Group with an effective term from 27 August 2015 to 31 December 2016;

"PBOC"	the People's Bank of China, the central bank of the PRC;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"PRC Properties"	the properties located in the PRC, being the subject matter of the capital injection under the Chinalco Property Capital Increase Agreement;

"RMB"	Renminbi, the lawful currency of the PRC;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Shanghai Kelin"	(Shanghai Kelin Aluminum of Shanghai Company Limited*), a limited liability company incorporated in the PRC, which is a non wholly-owned subsidiary of the Company as at the Latest Practicable Date;

"Share(s)"	A Share(s) and H Share(s);

"Shareholder(s)"	A Shareholder(s) and H Shareholder(s);

"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

- vi -

DEFINITIONS

"Supervisor(s)"	the supervisor(s) of the Company;

"Supervisory Committee"	the supervisory committee of the Company;

"Supplemental Agreement"

the supplemental agreement entered into between the Company and Chinalco on 13 November 2015 for purposes of amending the annual cap regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the year ending 31 December 2015;

"%"	per cent.

* For identification purpose only

- vii -

LETTER FROM THE BOARD

Executive Directors:	Registered office:
Mr. Ge Honglin	No. 62 North Xizhimen Street
Mr. Liu Xiangmin	Haidian District
Mr. Jiang Yinggang	Beijing
The People's Republic of China
Non-executive Directors:	Postal code: 100082
Mr. Liu Caiming
Mr. Wang Jun	Principal place of business:
No. 62 North Xizhimen Street
Independent Non-executive Directors:	Haidian District
Mr. Ma Si-hang, Frederick	Beijing
Ms. Chen Lijie	The People's Republic of China
Mr. Hu Shihai	Postal code: 100082

Principal place of business in Hong Kong:
6th Floor, Nexxus Building
41 Connaught Road
Central
Hong Kong

14 December 2015

To the Shareholders

Dear Sirs,

SUPPLEMENTAL CIRCULAR
2015 SECOND EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

Reference is made to the circular of the Company dated 13 November 2015, in relation to each of the resolutions to be proposed at the EGM for consideration and approval.

- 1 -

LETTER FROM THE BOARD

Reference is also made to the supplemental notice of the EGM dated 1 December 2015, in relation to, among other things, the resolutions newly proposed by Chinalco, the controlling Shareholder of the Company.

The purpose of this supplemental circular is, among other things, (i) to provide you with information regarding the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder in order to allow you to make informed decisions on voting in respect of each of the abovementioned matters to be proposed at the EGM; and (ii) to set out the letter of advice from the Independent Board Committee and the recommendation from the Independent Financial Adviser on the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder. The purpose of this circular is to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the EGM.

II.	INFORMATION ABOUT CONTINUING CONNECTED TRANSACTIONS WHICH ARE SUBJECT TO THE INDEPENDENT SHAREHOLDERS' APPROVAL PURSUANT TO THE HONG KONG LISTING RULES

	1.	The Resolution in relation to the Revision of the 2015 Annual Cap of Revenue Transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

		(1)	Background

On 5 November 2001, the Company and Chinalco entered into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, pursuant to which Chinalco and the Company mutually provided production supplies and ancillary services to each other. On 24 August 2012, such agreement was renewed for three years and the term thereof was from 1 January 2013 to 31 December 2015. For the year ending 31 December 2015, the existing annual cap regarding the Company's revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is RMB8 billion.

On 13 November 2015, the Company and Chinalco entered into the Supplemental Agreement to revise the existing annual cap for the year ending 31 December 2015 regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services from RMB8 billion to RMB10 billion.

- 2 -

LETTER FROM THE BOARD

(2)	Summary of the Revenue Transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

A summary of the principal terms and conditions in relation to the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is set out below:

	Parties:	Chinalco as recipient (for itself and on behalf of its subsidiaries)

the Company as provider (for itself and on behalf of its subsidiaries)

	Nature of Transactions:	Supplies and Ancillary Services provided by the Company to Chinalco:

(i) Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and

(ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

- 3 -

LETTER FROM THE BOARD

Pricing Principles:	Provision of products and ancillary services to Chinalco by the Company:

	(a)	Products:

(i)

Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminium ingot futures on the Shanghai Futures Exchange;

(ii)

Aluminum products (aluminium ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

- 4 -

LETTER FROM THE BOARD

(iii)

Other products: the price is determined with reference to the contractual price or the comparable local market prices. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions.

(b)	Supporting services and ancillary production services:

(i)

Electricity supply: the price is determined with reference to the government-prescribed price, which refers to the ongrid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites from time to time;

- 5 -

LETTER FROM THE BOARD

(ii)

Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

(iii)

Other services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the price of the products or services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment method:

Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

- 6 -

LETTER FROM THE BOARD

(3)	Historical Transaction Amount and Proposed Revised Annual Cap

For the two years ended 31 December 2014 and the ten months ended 31 October 2015, the historical transaction amounts of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco were approximately RMB6.98 billion, RMB7.02 billion and RMB7.2 billion, respectively.

The Board has confirmed that as at the Latest Practicable Date, the transaction amount of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the year 2015 has not exceeded RMB8 billion, being the existing annual cap for the year 2015. The Board further undertakes that the transaction amount of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the year 2015 will not exceed the existing annual cap for the year 2015 before the Independent Shareholders' approval on the revised annual cap at the EGM.

After taking the following factors into consideration, the Company and Chinalco intend to revise the 2015 annual cap regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services to RMB10 billion in the Supplemental Agreement:

(i)

the Company sold 6 aluminum processing enterprises to Chinalco in June 2013 and continued to provide electrolytic aluminium products to such enterprises, which resulted in a significant increase in the sales amount of products and services regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco compared with the estimated transaction amount when setting up the existing annual cap in 2012;

(ii)

a significantly increasing demand of Chinalco arising from its daily operation to procure copper products and other metal parts from the Group is emerging because Chinalco strengthened its management of centralized purchasing in the second half of the year 2015; and

- 7 -

LETTER FROM THE BOARD

(iii)

as originally scheduled, Chinalco and its subsidiaries plan to reserve aluminum products at the end of this year which should be sufficient for their daily production and operation at the beginning of next year, considering that the aluminium price is relatively lower in the current market and also aiming to avoid the inconvenience in freight transport resulting from the Spring Festival travel peak at the early beginning of next year. Because the existing annual cap regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is expected to be exceeded, a large number of orders (total amount of such orders will be approximately RMB2 billion) from Chinalco and its subsidiaries to purchase aluminum products, copper products, spare parts and other products from the Company, mainly used as reserves and for their use in production and operation next year, is pending for signing subject to the Independent Shareholders' approval on the revised annual cap at the EGM.

Based on the above, the Directors (including the independent non-executive Directors) are of the view that the revision of the annual cap for the year 2015 regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is fair and reasonable, and is in the interests of the Company and its Shareholders as a whole.

Save as disclosed above, all the existing principal terms and conditions of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services remain unchanged.

2.	The Resolution in relation to the Entering into the New Finance Lease Framework Agreement and the Proposed Cap thereunder

	(1)	Background

On 27 August 2015, the Company and Chinalco Lease entered into the Original Finance Lease Framework Agreement, pursuant to which Chinalco Lease provided finance lease services to the Group with an effective term from 27 August 2015 to 31 December 2016. According to the Original Finance Lease Framework Agreement, at any time within the effective term of the agreement, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB1.5 billion. On 8 September 2015, both parties adjusted the proposed cap under the Original Finance Lease Framework Agreement to not more than RMB1.4 billion.

- 8 -

LETTER FROM THE BOARD

(2)	The New Finance Lease Framework Agreement

On 13 November 2015, the Company and Chinalco Lease entered into the New Finance Lease Framework Agreement, pursuant to which the agreed term, the methods of finance lease and the financing amount and etc. under the Original Finance Lease Framework Agreement were revised by both parties. The principal terms of the New Finance Lease Framework Agreement are set out below:

Parties

(1) the Company (as the lessee, for itself and on behalf of its subsidiaries); and

(2) Chinalco Lease (as the lessor, for itself and on behalf of its subsidiaries)

Term

Three years from 1 January 2016 to 31 December 2018

Methods and Arrangements of Finance Lease

The Group proposed to obtain the financing by way of sale-and-leaseback arrangements or direct leasing arrangements: (1) under the sale-and-leaseback arrangements, the Group will sell its own assets to Chinalco Lease to obtain financing, and then the Group will lease back the sold assets from Chinalco Lease and pay rental to Chinalco Lease. Upon expiry of the lease term, the Group will repurchase the assets from Chinalco Lease after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements; (2) under the direct leasing arrangements, Chinalco Lease will directly purchase the new equipment as required by the Group and lease the same to the Group for its use. The Group will pay rental to Chinalco Lease accordingly. Upon expiry of the lease term, the Group will purchase the assets from Chinalco Lease at a specific price after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements. The scope of the assets under the finance lease includes production equipment in relation to alumina, electrolytic aluminum, mining and energy power etc., and the carrying amount of such assets shall be not less than the principal amount under the finance lease in any event.

- 9 -

LETTER FROM THE BOARD

Financing Amount

At any time within the effective term of the New Finance Lease Framework Agreement, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB10 billion. The financing balance represents the aggregate principal amount outstanding in the finance lease period plus any lease interest, commission fees and other expenses, if applicable, incurred since the beginning of the then year to that exact point of time under the New Finance Lease Framework Agreement.

Financing Cost

The financing cost mainly includes lease interest and commission fees, etc. The costs of finance lease services provided by Chinalco Lease shall not be higher than the financing costs of services of similar nature provided by third party finance lease companies in the PRC (the after-tax internal rate of return shall prevail). The lease interest shall be determined with reference to the benchmark interest rate for RMB-denominated loans published by PBOC on a regular basis; if such rate is not available, then the lease interest shall be determined with reference to the interest rate obtained or quoted by other major finance institutions when providing same services or services of similar kind.

Legal Title of the Leased Assets and Repurchase

During the term of the finance lease operated under the New Finance Lease Framework Agreement, the legal title of the leased assets shall vest in Chinalco Lease. Upon expiry of such term, the Group will repurchase all the leased assets together with the corresponding legal title from Chinalco Lease at a nominal price of not more than RMB1.

Effectiveness of the Agreement

The New Finance Lease Framework Agreement shall be subject to the approval of the Independent Shareholders at the EGM.

Under the premise of compliance with the New Finance Lease Framework Agreement, the Group and Chinalco Lease shall further enter into separate operative contracts or agreements in respect of providing the specific finance lease service and determine the specific terms of the transaction. Such separate operative contracts or agreements shall be in accordance with the principles and terms of the agreement as well as requirements of the applicable laws.

- 10 -

LETTER FROM THE BOARD

(3)	Proposed Cap under the New Finance Lease Framework Agreement and the Basis for Determining the Proposed Cap

Taking into account the Group's future business development plans and its needs for the finance lease services provided by Chinalco Lease arising from the Group's daily operation and development, considering that there are some difficulties of the electrolytic aluminum enterprises, coal enterprises and newly established enterprises of the Group in obtaining additional financing from commercial banks, the Company proposes to set the financing balance (i.e. the proposed cap) under the New Finance Lease Framework Agreement at RMB10 billion, which means that at any time within the effective term of the New Finance Lease Framework Agreement (from 1 January 2016 to 31 December 2018), the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB10 billion. The financing balance represents the aggregate principal amount outstanding in the finance lease period plus any lease interest, commission fees and other expenses, if applicable, incurred since the beginning of the then year to that exact point of time under the New Finance Lease Framework Agreement.

The proposed cap was determined by the Company with reference to the following factors:

(i)

the Group's future business development plans and its demand for the finance lease services provided by Chinalco Lease arising from the Group's daily operation and development. Pursuant to the budget of capital expenditure of the Group, the Group expects to continuously increase its investment in the construction of mining, alumina and electrical energy projects;

(ii)

the current financing market conditions, the interest rate and the potential adjustments to be made by PBOC in the benchmark interest rate for RMB-denominated loans in the future. In the case of any adjustment to the benchmark interest rate for RMB-denominated loans made by the PBOC in the future, the lease interest specified in the newly-signed individual operative agreement will be determined with reference to the adjusted benchmark interest rate for RMB-denominated loans;

		Note:	the existing benchmark interest rates for RMB-denominated loans published by the PBOC are as follows:

			*	4.35% for loans with terms not more than six months;
			*	4.35% for loans with terms over six months but not more than one year;
			*	4.75% for loans with terms over one year but not more than three years;
			*	4.75% for loans with terms over three years but not more than five years; and
			*	4.9% for loans with terms over five years.

- 11 -

LETTER FROM THE BOARD

(iii)	the nature and the carrying value of the leased assets. The carrying amount of the leased assets shall be not less than the principal amount under the finance lease in any event; and

(iv)	provision of approximately 5% buffer for unexpected fluctuations in the growth of the financing balance during the term of the New Finance Lease Framework Agreement.

In conclusion, the Board is of the view that the proposed cap of the transactions contemplated under the New Finance Lease Framework Agreement is fair and reasonable, and are in the interests of the Company and its Shareholders as a whole.

According to the information provided by the Group, the maximum financing balance acquired by the Group from Chinalco Lease amounted to approximately RMB850 million from 27 August 2015 to 13 November 2015. The Board confirmed that as at the Latest Practicable Date, the financing balance acquired by the Group from Chinalco Lease did not exceed the proposed cap under the Original Finance Lease Framework Agreement.

The Company has adopted a set of effective internal control policies to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorized departments of the Group will review and assess the specific terms and conditions of the transactions to ensure their consistency with the New Finance Lease Framework Agreement and determine the lease interest and commission fees with reference to the current market conditions and the prices charged or quoted by at least two independent third parties providing services of similar nature with comparable scale under normal trading conditions around that time. The financial department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company will continuously conduct strict review on the continuing connected transactions to ensure the completeness and effectiveness of the internal control measures regarding the continuing connected transactions.

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LETTER FROM THE BOARD

(4)	Reasons for and Benefits of Entering into the New Finance Lease Framework Agreement

In the finance lease services provided to the Group by Chinalco Lease, the financing costs are not higher than the financing costs of services of similar nature provided by third party finance lease companies in the PRC. In the meantime, Chinalco Lease is able to design the repayment method based on the actual conditions of the Group in a flexible manner and provide timely and convenient financing funds, which allow the Company to optimize its financial management, improve its capital usage efficiency, decrease the financing cost and the financing risks, which is in favor of the business development and will smooth the progress of the operation of the Company.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the New Finance Lease Framework Agreement were negotiated on arm's length basis and entered into in the ordinary course of business of the Group and on normal commercial terms or better. The terms of the New Finance Lease Framework Agreement, transactions contemplated thereunder and the proposed cap are fair and reasonable, and are in the interests of the Company and its Shareholders as a whole.

3.	Implications under Hong Kong Listing Rules in respect of the Continuing Connected Transactions which are subject to the Independent Shareholders' Approval pursuant to the Hong Kong Listing Rules

As at the Latest Practical Date, Chinalco is the controlling Shareholder of the Company and Chinalco Lease is a subsidiary of Chinalco. As such, Chinalco and Chinalco Lease are both connected persons of the Company pursuant to the Hong Kong Listing Rules. As a result, the Supplemental Agreement entered into between the Company and Chinalco and the revised cap thereunder, as well as the New Finance Lease Framework Agreement entered into between the Company and Chinalco Lease constitute continuing connected transactions of the Company under the Hong Kong Listing Rules.

As one or more applicable percentage ratios (as defined in Rule 14A.06 under the Hong Kong Listing Rules) in respect of (i) the revised annual cap for the revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the proposed cap under the New Finance Lease Framework Agreement exceeds 5%, respectively. Therefore, the two continuing connected transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

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LETTER FROM THE BOARD

As Mr. Ge Honglin, Mr. Luo Jianchuan (resigned on 20 November 2015) and Mr. Liu Caiming, the Directors of the Company, were concurrently holding positions in Chinalco, they have abstained from voting regarding the approval of the Board's resolutions with respect to (i) the revision of the annual cap regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement and the proposed cap thereunder. Saved as disclosed above, none of the Directors has any material interest in such two continuing connected transactions and therefore none of the other Directors has abstained from voting regarding relevant Board resolutions.

The Board has approved the two continuing connected transactions on 13 November 2015.

As at the Latest Practical Date, Chinalco and its associates jointly hold 5,134,382,055 A shares of the Company (of which, Chinalco directly holds 4,888,864,006 A shares of the Company and a number of subsidiaries owned by Chinalco hold 245,518,049 A shares of the Company in aggregate), representing approximately 34.45% of the total issued share capital of the Company, and will abstain from voting for approving (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder.

The Independent Board Committee has, in accordance with the Hong Kong Listing Rules, been formed to advise the Independent Shareholders in respect of (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholder on the same.

4.	Information on the Parties in respect of the Continuing Connected Transactions which are subject to the Independent Shareholders' Approval pursuant to the Hong Kong Listing Rules

Information on the Company

The Company is a joint stock company registered and incorporated in the PRC with limited liability, whose A Shares, H Shares and ADSs are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange respectively. The Company is primarily engaged in the mining of bauxite, the production and sales of aluminum oxide and primary aluminum, operation of coal and iron ores, and trading of other non-ferrous metal products.

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LETTER FROM THE BOARD

Information on Chinalco

Chinalco is the controlling Shareholder of the Company and it directly and indirectly holds approximately 34.45% of the total issued share capital of the Company as at the Latest Practicable Date. Chinalco is a solely state-owned enterprise registered and incorporated under the laws of the PRC and injected entities and business into the Company at the establishment of the Company. Chinalco is primarily engaged in the business which includes the production and sales of aluminum, copper, rare earth and relevant non-ferrous metals and mineral products, smelted products, processed products and carbon products.

Information on Chinalco Lease

Chinalco Lease is principally engaged in finance leasing business; leasing business; purchasing leased assets from abroad and domestic vendors, salvage value disposal and maintenance of the leased assets; and lease transaction consultation and guarantee.

III.	INFORMATION ABOUT CONNECTED TRANSACTIONS WHICH ARE SUBJECT TO THE SHAREHOLDERS' APPROVAL PURSUANT TO THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE

	1.	The Resolution in relation to the Proposed Capital Contribution to Chinalco Property by the Company and its Subsidiaries by way of Injecting Certain Urban Property Assets and Cash

On 13 November 2015, the Chinalco Property Capital Increase Agreement was entered into among Chinalco Asset Management, the Company and its subsidiaries, namely, Chalco International Trading and Shanghai Kelin, pursuant to which the Company, Chalco International Trading and Shanghai Kelin each conditionally agreed to make capital contributions to Chinalco Property by way of injecting PRC Properties and cash as the consideration to the capital increase.

The Company, Chalco International Trading and Shanghai Kelin each conditionally agreed to make capital contributions to the existing registered capital of Chinalco Property in the following manner:

(a)

The Company shall make a capital contribution of RMB1,236,758,300 in aggregate, which shall be settled by way of RMB646,000,000 in cash and RMB590,758,300 in the form of PRC Properties owned by the Company, to obtain 21.73% of the equity interests in Chinalco Property;

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LETTER FROM THE BOARD

(b)

Chalco International Trading shall make a capital contribution of RMB111,996,700 in aggregate, which shall be settled by way of RMB40,000,000 in cash and RMB71,996,700 in the form of PRC Properties owned by Chalco International Trading, to obtain 1.97% of the equity interests in Chinalco Property; and

(c)

Shanghai Kelin shall make a capital contribution of RMB24,194,700 in aggregate, which shall be settled by way of RMB10,000,000 in cash and RMB14,194,700 in the form of PRC Properties owned by Shanghai Kelin to obtain 0.42% of the equity interests in Chinalco Property.

PRC Properties owned by the Company, Chalco International Trading and Shanghai Kelin were assessed by an independent appraisal authority by adopting market approach.

Upon the completion of the capital increase in Chinalco Property, the registered capital of Chinalco Property will increase from RMB933,130,000 to RMB1,229,748,000.

The Company, Chalco International Trading and Shanghai Kelin shall each complete the transfer of assets for their respective PRC Properties within two working days after the Chinalco Property Capital Increase Agreement becomes effective and transfer their respective cash consideration in full to the account of Chinalco Property within two working days after the Chinalco Property Capital Increase Agreement becomes effective. Further, the Company, Chalco International Trading and Shanghai Kelin shall each complete the registration procedures for the transfer of the PRC Properties after the Chinalco Property Capital Increase Agreement becomes effective.

The Directors consider that increasing the capital in Chinalco Property by disposal of PRC property could allow the Company to realise its low-revenue generating properties, take advantage of the professional experience in property management of Chinalco Property, and realign its resources to optimize the expansion and development of Chinalco Property.

The transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules and is only subject to the reporting and announcement requirements, but is exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules. This resolution has been approved at the 23rd meeting of the fifth session of the Board of the Company held on 13 November 2015. As Mr. Ge Honglin, Mr. Luo Jianchuan (resigned on 20 November 2015) and Mr. Liu Caiming, Directors of the Company, were concurrently holding positions in Chinalco, they have abstained from voting on the Board resolution in respect of the connected transaction described above. Save as disclosed above, none of the Directors has any material interest in the transaction, and therefore none of the Directors has abstained from voting on such Board resolution.

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LETTER FROM THE BOARD

For details of this transaction, please refer to the announcements of the Company dated 13 November 2015 in relation to, among other things, the capital injection to Chinalco Property by way of PRC Properties and cash on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

According to the relevant requirements of the listing rules of the Shanghai Stock Exchange, this transaction shall be subject to the Shareholders' approval at the EGM.

As at the Latest Practical Date, Chinalco and its associates jointly hold 5,134,382,055 A shares of the Company (of which, Chinalco directly holds 4,888,864,006 A shares of the Company and a number of subsidiaries owned by Chinalco hold 245,518,049 A shares of the Company in aggregate), representing approximately 34.45% of the total issued share capital of the Company, and will abstain from voting for approving the resolution as described above.

2.	The Resolution in relation to the Proposed Transfer of the Property Assets of Chalco Hong Kong by the Company

On 13 November 2015, the HK Property Transfer Agreement was entered into between Chalco Hong Kong and Chinalco Assets Holdings Limited, a wholly-owned subsidiary of ACCOH, pursuant to which Chalco Hong Kong has agreed to sell and Chinalco Assets Holdings Limited, a wholly-owned subsidiary of ACCOH, has agreed to purchase the HK Property.

The HK Property is non-residential properties comprising of office space totalling 10,800 square feet located on level 45, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong. The HK Property is non-operating assets of the Group.

Consideration of HKD372,000,000 is determined after arm's length negotiations between the parties, with reference to the appraised value of the HK Property, being HKD372,000,000 as prepared by JLL adopting the asset-based approach as at the benchmark date (being 30 September 2015).

The Directors consider that the disposal of HK Property could allow the Company to realise its non-operating property and strengthen cash flow of the Company so as to improve asset utilization ratio.

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LETTER FROM THE BOARD

The transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules and is only subject to the reporting and announcement requirements, but is exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules. This resolution has been approved at the 23rd meeting of the fifth session of the Board of the Company held on 13 November 2015. As Mr. Ge Honglin, Mr. Luo Jianchuan (resigned on 20 November 2015) and Mr. Liu Caiming, Directors of the Company, were concurrently holding positions in Chinalco, they have abstained from voting on the Board resolution in respect of the connected transaction described above. Save as disclosed above, none of the Directors has any material interest in the transaction, and therefore none of the Directors has abstained from voting on such Board resolution.

For details of this transaction, please refer to the announcements of the Company dated 13 November 2015 in relation to, among other things, the disposal of HK Properties on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

According to the relevant requirements of the listing rules of the Shanghai Stock Exchange, the HK Property Transfer Agreement shall be subject to the Shareholders' approval at the EGM.

As at the Latest Practical Date, Chinalco and its associates jointly hold 5,134,382,055 A shares of the Company (of which, Chinalco directly holds 4,888,864,006 A shares of the Company and a number of subsidiaries owned by Chinalco hold 245,518,049 A shares of the Company in aggregate), representing approximately 34.45% of the total issued share capital of the Company, and will abstain from voting for approving the resolution as described above.

3.	The Resolution in relation to the Proposed Capital Contribution to Chinalco Capital by the Company by way of Injecting the Equity Interests in ABC-CA Held by the Company and Cash

On 13 November 2015, the Chinalco Capital Capital Increase Agreement was entered into between Chinalco and the Company, pursuant to which the Company conditionally agreed to make a capital contribution to Chinalco Capital and, as part of the consideration, the Company will transfer the 15% equity interests held by it in ABC-CA to Chinalco Capital.

The Company conditionally agreed to make a capital contribution of RMB433,150,600 in aggregate to Chinalco Capital, which shall be settled by way of RMB150,000,000 in cash and RMB283,150,600 in the form of ABC-CA Equity Interests. The parties agreed that the consideration payable for the increase the capital in Chinalco Capital is determined on arm's length negotiation with reference to the valuation of the ABC-CA Equity Interests evaluated by adopting the income approach and the valuation of Chinalco Capital evaluated by adopting the asset-based approach.

The Company shall pay the cash consideration in full to the account of Chinalco Capital within 10 working days after the Chinalco Capital Capital Increase Agreement formally becomes effective.

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LETTER FROM THE BOARD

Upon the completion of the capital injection to Chinalco Capital, the registered capital of Chinalco Capital will increase from RMB2,000,000,000 to RMB2,430,240,000, and Chinalco and the Company will respectively hold 82.3% and 17.7% of the equity interests in Chinalco Capital.

The Directors consider that the capital injection to Chinalco Capital by cash and ABC-CA Equity Interests is beneficial for the Company to focus on streamlining of the growing investment business to maximize investment returns. The Directors believe that Chinalco Capital has investment expertise, therefore the increase in the capital of Chinalco will enhance the development of the investment sector of the Company and optimize its resources to supplement the Company with operational business of higher cost-efficiency.

The transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules and is only subject to the reporting and announcement requirements, but is exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules. This resolution has been approved at the 23rd meeting of the fifth session of the Board of the Company held on 13 November 2015. As Mr. Ge Honglin, Mr. Luo Jianchuan (resigned on 20 November 2015) and Mr. Liu Caiming, Directors of the Company, were concurrently holding positions in Chinalco, they have abstained from voting on the Board resolution in respect of the connected transaction described above. Save as disclosed above, none of the Directors has any material interest in the transaction, and therefore none of the Directors has abstained from voting on such Board resolution.

For details of this transaction, please refer to the announcements of the Company dated 13 November 2015 in relation to, among other things, the capital injection to Chinalco Capital by way of 15% equity interests held by the Company in ABC-CA and cash, on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

According to the relevant requirements of the listing rules of the Shanghai Stock Exchange, this transaction shall be subject to the Shareholders' approval at the EGM.

As at the Latest Practical Date, Chinalco and its associates jointly hold 5,134,382,055 A shares of the Company (of which, Chinalco directly holds 4,888,864,006 A shares of the Company and a number of subsidiaries owned by Chinalco hold 245,518,049 A shares of the Company in aggregate), representing approximately 34.45% of the total issued share capital of the Company, and will abstain from voting for approving the resolution as described above.

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LETTER FROM THE BOARD

4.	The Resolution in relation to the Proposed Transfer of All Equity Interests in China Aluminum Nanhai Alloy Co., Ltd.* () Held by the Company

On 13 November 2015, the Company issued an A Share announcement on the Shanghai Stock Exchange in accordance with the relevant provisions of the Shanghai Stock Exchange, the content of which was in relation to the Company's proposed disposal of the 100% equity interests held by the Company in China Aluminum Nanhai Alloy Co., Ltd.* ("Nanhai Alloy"), which is principally engaged in processing and trading of non-ferrous metal.

The Company and its subsidiary Chalco International Trading intend to transfer 100% equity interests in Nanhai Alloy (of which 60% is held by the Company and 40% is held by Chalco International Trading) through public listing, with a consideration of not less than the appraised net asset value after assessment of RMB210,718,100 based on the asset-based approach (subject to formal assessment report).

As at 30 September 2015, the audited total assets of Nanhai Alloy amounted to RMB247,561,100, its total liabilities amounted to RMB144,158,800 and its net assets amounted to RMB103,402,300.

The transaction is consistent with the strategic layout of the Company, and it helps to strengthen, improve and refine our main business of aluminum, as well as revitalizing the Company's idle assets.

The Company was advised that Chinalco or its subsidiaries intended to participate in the bidding. In the event that Chinalco or its subsidiaries win the bid, based on the information obtained by the Company currently, the Company expected that the above transaction (if proceeded) would constitute a connected transaction under Chapter 14A of the Hong Kong Listing Rules and subject to reporting and announcement requirements, but is exempt from independent Shareholders' approval requirement. The Company will comply with corresponding disclosure obligations pursuant to relevant requirements of the Hong Kong Listing Rules if it enters into an agreement in relation to the transfer of shares in Nanhai Alloy with Chinalco or its subsidiaries.

This resolution has been approved at the 23rd meeting of the fifth session of the Board of the Company held on 13 November 2015. As Mr. Ge Honglin, Mr. Luo Jianchuan (resigned on 20 November 2015) and Mr. Liu Caiming, Directors of the Company, were concurrently holding positions in Chinalco, they have abstained from voting on the Board resolution in respect of the possible connected transaction described above. Save as disclosed above, none of the Directors has any material interest in the transaction, and therefore none of the Directors has abstained from voting on such Board resolution.

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LETTER FROM THE BOARD

For details of this transaction, please refer to the announcements of the Company dated 13 November 2015 in relation to the proposed disposal of the 100% equity interests held by the Company in Nanhai Alloy, on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

According to the relevant requirements of the listing rules of the Shanghai Stock Exchange, this transaction shall be subject to the Shareholders' approval at the EGM.

As at the Latest Practical Date, Chinalco and its associates jointly hold 5,134,382,055 A shares of the Company (of which, Chinalco directly holds 4,888,864,006 A shares of the Company and a number of subsidiaries owned by Chinalco hold 245,518,049 A shares of the Company in aggregate), representing approximately 34.45% of the total issued share capital of the Company, and will abstain from voting for approving the resolution as described above.

5.	The Resolution in relation to the Proposed Transfer of Equity Interests in China Aluminum Logistics Group Co., Ltd* () by the Company

On 25 November 2015, the Company issued an A Share announcement on the Shanghai Stock Exchange in accordance with the relevant provisions of the Shanghai Stock Exchange, the content of which was in relation to the Company's proposed disposal through public listing of the 100% equity interests (directly or indirectly) held by the Company and the wholly-owned subsidiary Chalco International Trading in (China Aluminum Logistics Group Co., Ltd*) ("Chalco Logistics") which is principally engaged in international transportation agency business, short-distance transport services and transport consultancy services (including the logistic assets of Guangxi Branch of the Company intended to be injected to Chalco Logistics).

The Company was advised that Chinalco intended to participate in the bidding. In the event that Chinalco wins the bid, based on the information obtained by the Company currently, the Company expected that the above transaction (if proceeded) would constitute a connected transaction under Chapter 14A of the Hong Kong Listing Rules and subject to reporting and announcement requirements, but is exempt from independent Shareholders' approval requirement. The Company will comply with corresponding disclosure obligations pursuant to relevant requirements of the Hong Kong Listing Rules if it enters into an agreement in relation to the transfer of shares in Chalco Logistics with Chinalco.

As at 30 September 2015, the audited total assets, total liabilities and owners' equity of Chalco Logistics amounted to RMB380,922,700, RMB23,309,400 and RMB357,613,300, respectively.

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LETTER FROM THE BOARD

According to the appraisal carried out by Beijing Zhongtianhua Assets Appraisal Co., Ltd.* () on the market value of all equity interests attributable to shareholders of Chalco Logistics on the benchmark date (being 30 September 2015) by adopting the asset-based approach, the appraised value of net assets of Chalco Logistics amounted to RMB614,925,300, thus the corresponding net assets to the 100% equity interests of Chalco Logistics held by the Company and Chalco International Trading amounted to RMB614,925,300. Subsequent to the valuation benchmark date, the Company intends to contribute a capital of RMB208,106,200 to Chalco Logistics by way of injecting certain logistic assets of Guangxi Branch with an appraised value of RMB208,106,200 into Chalco Logistics. The price for the transfer of equity interests of Chalco Logistics under public tender is calculated by the corresponding appraised value of the 100% equity interests of Chalco Logistics plus the amount of increased capital, totaling RMB823,031,500.

The transfer of equity interests of Chalco Logistics is in line with the Company's strategic layout, which will revitalize the ancillary assets of aluminum industry, improve operating revenue and contribute to the profitable position of the Company.

This resolution has been approved at the 25th meeting of the fifth session of the Board of the Company held on 25 November 2015. As Mr. Ge Honglin and Mr. Liu Caiming, Directors of the Company, were concurrently holding positions in Chinalco, they have abstained from voting on the Board resolution in respect of the possible connected transaction described above. Save as disclosed above, none of the Directors has any material interests in the transaction, and therefore none of the Directors has abstained from voting on such Board resolution.

For details of this transaction, please refer to the announcements of the Company dated 25 November 2015 in relation to the proposed disposal of the 100% equity interests held by the Company in Chalco Logistics, on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

According to the relevant requirements of the Administrative Measure for Raised Funds of the Shanghai Stock Exchange, this transaction shall be subject to the Shareholders' approval at the EGM.

As at the Latest Practical Date, Chinalco and its associates jointly hold 5,134,382,055 A shares of the Company (of which, Chinalco directly holds 4,888,864,006 A shares of the Company and a number of subsidiaries owned by Chinalco hold 245,518,049 A shares of the Company in aggregate), representing approximately 34.45% of the total issued share capital of the Company, will abstain from voting for approving the resolution as described above.

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LETTER FROM THE BOARD

IV.	INFORMATION ABOUT CERTAIN OTHER RESOLUTIONS TO BE PROPOSED AT THE EGM

1.	The Resolution in relation to the Proposed Transfer of Equity Interests in Shanxi Huaxing Aluminum Co., Ltd.* () by the Company

On 25 November 2015 and 8 December 2015, the Company issued an A Share announcement on the Shanghai Stock Exchange in accordance with the relevant provisions of the Shanghai Stock Exchange, the content of which was in relation to the Company's proposed disposal of the 50% equity interest directly held by the Company in (Shanxi Huaxing Aluminum Co., Ltd.*) ("Shanxi Huaxing") which is principally engaged in producing alumina products, and the proceeds raised from the disposal of the equity interests in Shanxi Huaxing will be used for permanent replenishment of liquidity required for the operation of the Company.

In order to introduce strategic investors to jointly develop the Shanxi aluminum recycle industrial park of the Company, the Company proposes to transfer 50% equity interests in Shanxi Huaxing by way of public-listing with a listed price of no less than RMB2.351 billion, i.e. the appraised value of such equity interests based on the income approach.

Shanxi Huaxing is an alumina company established by the Company in Xing County, Shanxi in July 2010 with the registered capital of RMB1.85 billion. The phase I of the alumina project undertaken by Shanxi Huaxing commenced construction in May 2011 while the phase II of the project is under construction which is expected to be completed and commence operation in April 2016. The Company transferred its 40% equity interests in Shanxi Huaxing to Chalco Hong Kong, its wholly-owned subsidiary, in 2014. The Company holds the remaining 60% equity interests in Shanxi Huaxing.

As of 31 October 2015, Shanxi Huaxing had total assets of RMB6.143 billion, total liabilities of RMB4.034 billion and net assets of RMB2.109 billion.

Based on the information obtained by the Company currently, the Company expected that the above transaction (if proceeded) would constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements, but is exempt from shareholders' approval requirement. The Company will comply with corresponding disclosure obligations pursuant to relevant requirements of the Hong Kong Listing Rules if it enters into an agreement in relation to the transfer of shares in Shanxi Huaxing with the transferee.

For details of this transaction, please refer to the announcements of the Company dated 25 November 2015 and 8 December 2015 in relation to the proposed transfer of the 50% equity interests held by the Company in Shanxi Huaxing, on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

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LETTER FROM THE BOARD

According to the relevant requirements of the Administrative Measures for Raised Proceeds of the Shanghai Stock Exchange, this transaction shall be subject to the Shareholders' approval at the EGM due to it is an equity transfer of the project financed by raised proceeds.

2.	The Resolution in relation to the Election of Mr. Ao Hong as an Executive Director of the Fifth Session of the Board of Directors of the Company

Reference is made to the announcement of the Company dated 20 November 2015 in relation to, among other things, the proposed election of an executive Director.

Due to resignation of Mr. Luo Jianchuan, the Board proposed to elect Mr. Ao Hong ("Mr. Ao") as an executive Director. The appointment of Mr. Ao shall be subject to the approval of Shareholders at the EGM.

The biographical details of Mr. Ao are as follows:

Mr. Ao Hong, aged 54, graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He successively served as the secretary to the Party Committee and the deputy dean of Beijing General Research Institute for Non-ferrous Metals* () and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd.* (), the chairman of Guorui Electronics Co., Ltd.* (), the chairman of Guowei Silver Anticorrosive Materials Company* () in Hong Kong and a member of Party Leadership Group and a deputy general manager of Aluminum Corporation of China* (). During this period, he also successively served as the chairman of the supervisory committee of Aluminum Corporation of China Limited*, the dean of Chinalco Research Institute of Science and Technology* () and the chairman of China Rare Earth Co., Ltd.* ().

To the knowledge of the Board, save as disclosed above, Mr. Ao did not hold any directorship in any other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years, and he does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company, nor does he hold any position in the Company or any of its subsidiaries. As at the date of this circular, Mr. Ao does not have any interest in the shares of the Company or its associated corporations within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

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LETTER FROM THE BOARD

Save as disclosed above, the Board is not aware of any matter in respect of the proposed election of Mr. Ao that is required to be disclosed pursuant to the requirements set out in Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor are there any matters that need to be brought to the attention of the Shareholders. The term of office of Mr. Ao will commence from the conclusion of the EGM and expire on the election of the sixth session of the Board. The Company will enter into a service contract with Mr. Ao after his election as an executive Director of the fifth session of the Board is approved at the EGM, and determine his remuneration according to the relevant remuneration policies of the Company.

3.	The Resolution in relation to the Election of Mr. Wang Jun as a Supervisor of the Fifth Session of the Supervisory Committee of the Company

References are made to the announcements of the Company dated 13 November 2015 and 30 November 2015 in relation to the resignation of the Supervisor and the proposed election of a Supervisor.

The Company is required to elect a Supervisor in accordance with the Articles of Association of the Company due to resignation of Mr. Zhang Zhankui as a Supervisor of the Company. Chinalco, the controlling shareholder of the Company, nominates Mr. Wang Jun as a candidate of the Supervisor of the fifth session of the Supervisory Committee. The biographical details of Mr. Wang Jun are as follows:

Mr. Wang Jun, aged 45, obtained a master's degree in business administration from Tsinghua University. He is a senior accountant, and has extensive experience in corporate financial accounting, fund management and auditing. Mr. Wang successively served as the deputy manager and manager of treasure management division of finance department of Aluminum Corporation of China* (), the general representative of the Peru office of Aluminum Corporation of China, a director and senior auditing manager of Minera Chinalco Per?S.A.* (), the chief financial officer and the manager of finance department of Chinalco Resources Corporation* (), the chief financial officer of China Aluminum International Engineering Co., Ltd.* (), an executive director, the chief financial officer and the secretary to the board of directors of China Aluminum International Engineering Corporation Limited* (). Mr. Wang currently serves as the deputy chief accountant, general manager of finance department and capital operating department of Aluminum Corporation of China. He is also a director of China Aluminum International Engineering Corporation Limited and a director and the president of Aluminum Corporation of China Overseas Holdings Limited* ().

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LETTER FROM THE BOARD

To the knowledge of the Company, save as disclosed above, Mr. Wang did not hold any directorship in any other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years, and he does not have any relationship with any Director, senior management, substantial shareholder or controlling shareholder of the Company, nor does he hold any position in the Company or any of its subsidiaries. As at the date of this circular, Mr. Wang does not have any interest in the shares of the Company or its associated corporations within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Save as disclosed above, the Company is not aware of any matter in respect of the proposed election of Mr. Wang that is required to be disclosed pursuant to the requirements set out in Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor are there any matters that need to be brought to the attention of the Shareholders. The term of office of Mr. Wang will commence from the conclusion of the EGM and expire on the election of the sixth session of the Supervisory Committee. The Company will enter into a service contract with Mr. Wang after his election as a Supervisor of the fifth session of the Supervisory Committee is approved at the EGM, and determine his remuneration according to the relevant remuneration policies of the Company.

V.	EGM

The EGM will be held as scheduled at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 29 December 2015.

A supplemental notice of the EGM, which was enclosed with the revised form of proxy (the "Revised Form of Proxy"), has been despatched to the Shareholders on 1 December 2015.

IMPORTANT NOTICE: The Revised Form of Proxy supersedes the form of proxy which was enclosed with the notice and the circular dated 13 November 2015 in relation to the EGM of the Company ("the Original Form of Proxy") and has been dispatched to the Shareholders of the Company. Shareholders who have duly completed and returned the Original Form of Proxy shall note that the Original Form of Proxy is no longer applicable to the EGM.

Shareholders who intend to appoint a proxy to attend the EGM and vote on the resolutions set out in the notice and supplemental notice of the EGM shall complete and return the enclosed Revised Form of Proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the Revised Form of Proxy will not preclude you from attending the EGM and voting in person if you so wish.

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LETTER FROM THE BOARD

For details of other resolutions to be proposed at the EGM, eligibility for attending the EGM, registration procedure for attending the EGM, the closure of register of members as well as other relevant matters in respect of the EGM, please refer to the notice of the 2015 second extraordinary general meeting dated 13 November 2015 of the Company.

VI.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 28 to page 29 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders.

Your attention is also drawn to the letter from the Independent Financial Adviser set out on page 30 to page 53 of this circular which contains the advice to the Independent Board Committee and the Independent Shareholders.

The Directors (including the independent non-executive Directors) consider that the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder have been negotiated on arm's length basis. The terms of the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, and the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. The Board are of the view that the other resolutions as set out in this circular are also in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions set out in the notice of the EGM dated 13 November 2015 and the supplemental notice of the EGM dated 1 December 2015.

VII.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

14 December 2015

To the independent shareholders

Dear Sir or Madam,

REVISION OF THE 2015 ANNUAL CAP REGARDING THE REVENUE TRANSACTIONS UNDER THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES; AND THE NEW FINANCE LEASE FRAMEWORK AGREEMENT

ENTERED INTO BY THE COMPANY AND CHINALCO LEASE AND
THE PROPOSED CAP THEREUNDER

We refer to the supplemental circular of the Company dated 14 December 2015 to the shareholders of the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder.

GF Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 30 to 53 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 27 of the Circular and the additional information set out in the appendix to the Circular.

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the details of the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the terms of the New Finance Lease Framework Agreement and the proposed cap thereunder, and having considered the interests of the Company and the Independent Shareholders, as well as the advice of GF Capital, we consider that (i) the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder, are conducted in the ordinary and usual course of business of the Company, and the terms and details of which are normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM approving the revision of the 2015 annual cap of revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed cap thereunder.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Ma Si-hang, Frederick
Chen Lijie
Hu Shihai
Independent non-executive Directors

* For identification purpose only

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from the Independent Financial Adviser in connection with (1) the revision of 2015 annual cap for the continuing connected (revenue) transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (2) the New Finance Lease Framework Agreement (including the proposed annual caps thereunder), which have been prepared for inclusion in this circular.

29-30/F, Li Po Chun Chambers
189 Des Voeux Road Central
Hong Kong

14 December 2015

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

(1) REVISION OF THE 2015 ANNUAL CAP REGARDING THE REVENUE
TRANSACTIONS UNDER THE GENERAL AGREEMENT ON MUTUAL
PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES;
AND
(2) THE NEW FINANCE LEASE FRAMEWORK AGREEMENT
ENTERED INTO BY THE COMPANY AND CHINALCO LEASE AND
THE PROPOSED CAP THEREUNDER

INTRODUCTION

We refer to our appointment as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of (1) the revision of 2015 annual cap for the continuing connected (revenue) transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (the "Revision of 2015 Annual Cap"); and (2) the continuing connected transactions under the New Finance Lease Framework Agreement and the proposed annual caps thereunder for each of the three years ending 31 December 2016, 2017 and 2018, particulars of which are set out in the circular (the "Circular") of the Company dated 14 December 2015 and in which this letter is reproduced. Unless the context requires otherwise, terms used in this letter shall have the same meanings as defined in the Circular.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date,

1.	Chinalco is the controlling shareholder of the Company and, hence, Chinalco is the connected person of the Company under the Hong Kong Listing Rules; and

2.	Chinalco Lease is a subsidiary of Chinalco and, hence, Chinalco Lease is also a connected person of the Company under the Hong Kong Listing Rules.

Since one or more applicable percentage ratios (as defined in Rule 14A.06 under the Hong Kong Listing Rules) in respect of each of (1) the revised annual cap for the revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and (2) the transaction contemplated under the New Finance Lease Framework Agreement exceed 5%, each of (1) the Revision of 2015 Annual Cap and (2) the transactions contemplated under the New Finance Lease Framework Agreement (including the proposed annual caps thereunder) is subject to the reporting, announcement and the Independent Shareholders' approval requirements.

As at the Latest Practicable Date, we did not have any relationships or interests with the Group or any other parties that could reasonably be regarded as relevant to the independence of us. Around the last two years up to the Latest Practicable Date, we acted as an independent financial adviser to the independent board committee and independent shareholders of:

1.	the Company in relation to its major disposal and connected transactions (details of which were set out in its circular dated 14 November 2013);

2.

China Aluminum International Engineering Corp. Ltd. (stock code: 2068 HK)(being the Company's sister company under common control by Chinalco) in relation to its non-exempt continuing connected transactions (details of which were set out in its circular dated 11 September 2014); and

3.	the Company in relation to renewal of its non-exempt continuing connected transactions (details of which were set out in its circular dated 2 June 2015).

Apart from normal professional fee paid to us in connection with the aforesaid and the captioned appointments, no arrangements exist whereby we had received any fees or benefits from the Company or any other party to the aforesaid and the captioned transactions, and therefore we consider such prior relationship would not affect our independence.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true, accurate and complete in all material respects at the time they were made and continue to be true, accurate and complete in all material respects as at the date of the Circular. We have also relied on our discussion with management of the Company regarding the Group and the respective terms of the continuing connected transactions under the Revision of 2015 Annual Cap and the New Finance Lease Framework Agreement (including the proposed annual caps thereunder), including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, Chinalco, Chinalco Lease or the respective associates nor have we carried out any independent verification of the information supplied.

(1)	REVISION OF THE 2015 ANNUAL CAP REGARDING THE REVENUE TRANSACTIONS UNDER THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES

Principal factors considered

	1.	Background of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Information of Chinalco

Chinalco is primarily engaged in the business which includes the production and sales of aluminum, copper, rare earth and relevant non-ferrous metals and mineral products, smelted products, processed products and carbon products.

Information of the Company

The Company is principally engaged in the mining of bauxite, the production and sales of alumina and primary aluminum, the operation of coal and iron ore businesses as well as the trading of other non-ferrous metal products.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Background for entering the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

We have reviewed the prospectus of the Company dated 30 November 2001, noting that prior to the listing of the Shares on the Hong Kong Stock Exchange (the "IPO"), Chinalco was reorganised for the purpose of the IPO (the "Reorganisation"). As part of the Reorganisation, Chinalco transferred to the Group, amongst other things, (i) the operating assets and businesses in relation to the production of alumina, primary aluminum and scrap materials, coal and pitch; and (ii) the assets and businesses for provision of ancillary production supplies and services, including, but not limited to, supply of electricity, gas, heat, water and spare parts and provision of repair and measurement services. On the other hands, Chinalco retained certain non-core assets and businesses in relation to ancillary production supplies and services, which continue to provide the same supplies and services to the Group after the Reorganisation.

Prior to the IPO, the Company and Chinalco entered into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services dated 5 November 2001 in order to regulate the ongoing mutual production supplies and ancillary services transactions to each other. After several rounds of subsequent extension, and on 24 August 2012, such agreement was renewed for yet another three years from 1 January 2013 to 31 December 2015.

2.	Reasons for the Revision of 2015 Annual Cap

As disclosed in the 2013 annual report of the Company, the Company entered into an equity interest transfer agreement on 9 June 2013, pursuant to which the Company transferred to Chinalco six aluminum processing subsidiaries, namely:

	(1)	Chalco Henan Aluminum Co., Ltd. ();

	(2)	Chalco Southwest Aluminum Co., Ltd. ();

	(3)	Chalco Southwest Aluminum Cold Rolling Co., Ltd. ();

	(4)	Huaxi Aluminum Co., Ltd. ();

	(5)	Chalco Ruimin Co., Ltd. (); and

	(6)	Chalco Qingdao Light Metal Co., Ltd. () (collectively known as the "Aluminum Fabrication Subsidiaries").

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The aforesaid transactions were completed on 27 June 2013 (the "2013 Disposal"). Prior to the 2013 Disposal, the Aluminum Fabrication Subsidiaries (together with an aluminum fabrication branch) formed the Aluminum Fabrication segment of the Group, representing one of the six reportable operating segments (namely, (1) Aluminum Fabrication, (2) Alumina, (3) Primary Aluminum, (4) Energy, (5) Trading, (6) Corporate and other operating segments) of the Company. We understand from the Company that, prior to the 2013 Disposal, the Primary Aluminum segment supplied (on intra-group basis) primary aluminum (i.e. electrolytic aluminium) to the Aluminum Fabrication segment for further processing and fabricating into aluminum fabricated products in the normal course of the business of the Company. After the 2013 Disposal, the Aluminum Fabrication segment was no longer consolidated into the Company's financial results. As the aforesaid primary aluminum (i.e. electrolytic aluminium) supply transactions were to continue in spite of the 2013 Disposal, these previously intra-group transactions would after the 2013 Disposal be classified as continuing connected transactions pursuant to the Listing Rules (the "New Continuing Connected Transactions after the 2013 Disposal"), and would accordingly become regulated by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services including the annual caps for the revenue transactions.

We further understand from the Company that when the General Agreement on Mutual Provision of Production Supplies and Ancillary Services was renewed in 2012, the basis for determining such relevant annual caps of the revenue transactions under the same Agreement for the three years ending 31 December 2015 did not take into account (and to be more precise, cannot have taken into account, due to timing difference) the impact from the New Continuing Connected Transactions after the 2013 Disposal. In this connection, we have reviewed the original circular dated 12 October 2012 under which the General Agreement on Mutual Provision of Production Supplies and Ancillary Services was extended and the annual caps for the three years ending 31 December 2015 were determined. According to that circular, the existing annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of each of the three financial years ending 31 December 2015 were RMB7,000 million, RMB7,500 million and RMB8,000 million respectively.

- 34 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We understand from the Company that, mainly in view of the impact from the New Continuing Connected Transactions after the 2013 Disposal, the Company and Chinalco entered into the Supplemental Agreement on 13 November 2015 to revise the existing annual cap for the year ending 31 December 2015 regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. Having considered the above, in particular the revenue-generating nature of the Primary Aluminum segment of the Group to sell primary aluminum (i.e. electrolytic aluminium) as the Group's core business line, we are of the view that these New Continuing Connected Transactions after the 2013 Disposal for which the Revision of 2015 Annual Cap is intended are conducted in the usual and ordinary course of business of the Company, and are in the interest of the Company and the Shareholders as a whole.

3.	Revision of 2015 Annual Cap

The Company proposed to revise the 2015 annual cap for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services from RMB8,000 million to RMB10,000 million, representing an increase of RMB2,000 million.

In determining the revised 2015 annual cap, the Company had taken into consideration the following factors:

(i)

the Company sold six aluminum processing enterprises to Chinalco in June 2013 and continued to provide electrolytic aluminium products to such enterprises, which resulted in a significant increase in the sales amount of products and services regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco compared with the estimated transaction amount when setting up the existing annual cap in 2012;

(ii)

a significantly increasing demand of Chinalco arising from its daily operation to procure copper products and other metal parts from the Group is emerging because Chinalco strengthened its management of centralized purchasing in the second half of the year 2015; and

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)

as originally scheduled, Chinalco and its subsidiaries plan to reserve aluminum products at the end of this year which should be sufficient for their daily production and operation at the beginning of next year, considering that the aluminium price is relatively lower in the market currently and also aiming to avoid the inconvenience in freight transport resulting from the Spring Festival travel rush at the early beginning of next year. Because the original cap regarding the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is expected to be exceeded, a large number of orders (total amount of such orders will be approximately RMB2 billion) from Chinalco and its subsidiaries to purchase aluminium products, copper products, spare parts and other products from the Company, mainly used as reserves and for their use in production and operation next year, is pending for signing subject to the Independent Shareholders' approval on the revised annual cap at the EGM.

In this connection, we have reviewed the orders (in writing) from Chinalco and notice that the products ordered include (i) primary aluminum products (sub-totalling at RMB1.2 billion), (ii) copper products (sub-totalling at RMB0.6 billion), and (iii) spare parts and coal products (sub-totalling at RMB0.2 billion), and such orders amount to RMB2 billion in total. We have also obtained written indication from Chinalco that operative agreements in respect of such orders can be signed by Chinalco as soon as the relevant approval is obtained (from the Independent Shareholders at the EGM).

Further, we summarise below the actual historical amounts and the estimated annual amount for each of (i) the continuing connected (revenue) transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and (ii) the New Connected Transactions after the 2013 Disposal, as obtained during our due diligence enquiry with the Company:

Year	2013		2014		2015
General Agreement on Mutual Provision of Production Supplies and Ancillary Services	Existing annual cap	Actual historical amount	Existing annual cap	Actual historical amount	Existing annual cap	Actual historical amount (up to 31 October 2015)	Estimated annual amount	Proposed revised annual cap

Revenue(RMB million)	7,000	6,980	7,500	7,020	8,000	7,200	10,000	10,000
	(Note 1)	(Note 2)	(Note 1)	(Note 2)	(Notes 1, 5)	(Notes 2, 4)	(Note 2)
Utilisation rate (%)	99.7%		93.6%		108.0% (Note 3)
New Continuing Connected Transactions after the 2013 Disposal (RMB million)	N/A	1,582	N/A	1,963	N/A	1,500	2,000

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

1.	The basis for determining such existing annual cap did not include the impact from the New Continuing Connected Transactions after the 2013 Disposal.

2.	Already included the impact from the New Continuing Connected Transactions after the 2013 Disposal.

3.	Based on an annualised version of RMB8,640 million as derived from the actual historical amounts for the ten months ended 31 October 2015 (being RMB7,200 million x 12 months/10 months).

4.

The Board has confirmed that as at the Latest Practicable Date, the actual historical amount of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the year 2015 has not exceeded RMB8 billion, being the existing annual cap for the year 2015.

5.

The Board undertakes that the transaction amount of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services for the year 2015 will not exceed the existing annual cap for the year 2015 before the Independent Shareholders' approval on the revised annual cap at the EGM.

We notice from the above table that the New Continuing Connected Transactions after the 2013 Disposal are estimated at RMB2,000 million for the year ending 31 December 2015, which represents exactly the increase of the proposed revised 2015 annual cap over the existing 2015 annual cap.

To assess the fairness and reasonableness of the Company's estimation about the size for the New Continuing Connected Transactions after the 2013 Disposal (which in turn drives the Revision of 2015 Annual Cap), we have reviewed the A-share annual reports and H-share annual reports of the Company. As disclosed in the A-share annual report of the Company, the actual historical transactions between the Company and three out of a total of six relevant disposed companies, namely Huaxi Aluminum Co., Ltd. (), Chalco Ruimin Co., Ltd. () and (a subsidiary of Chalco Southwest Aluminum Cold Rolling Co., Ltd. ()), amounted to RMB1,582 million and RMB1,963 million in 2013 and 2014 respectively, which are identical to the amounts of the New Continuing Connected Transactions after the 2013 Disposal as set out in the above table.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Upon our due diligence enquiry, we understand from the Company that such amounts of the New Continuing Connected Transactions after the 2013 Disposal of RMB1,582 million and RMB1,963 million in 2013 and 2014 did not contribute enough to result in each of the existing 2013 and 2014 annual caps being exceeded, given that the remaining portion of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services did not actually record a significantly enough increase during the relevant period. This was unlike what is otherwise expected for the year ending 31 December 2015, when the estimated amount of the New Continuing Connected Transactions after the 2013 Disposal of RMB2,000 million in 2015 is expected to contribute enough to result in the existing 2015 annual caps being exceeded, given that the remaining portion of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (1) had actually recorded a significantly enough increase arising from Chinalco's daily operation to procure copper products and other metal parts from the Group is emerging because Chinalco strengthened its management of centralized purchasing in the second half of the year 2015; and (2) is expected to actually record a significantly enough increase arising from Chinalco's plan to reserve aluminum products at the end of this year.

Upon comparison, we note that the 2015 estimated annual amount for the New Connected Transactions after the 2013 Disposal of RMB2,000 million represents an increase of merely approximately 1% over the 2014 actual annual amount of RMB1,963 million. Upon further comparison, we have reviewed the H-share 2015 interim report of the Company and find that the primary aluminum sales of the Company (including sales to both independent customers and Chinalco) increased by approximately 5.7% in the first half of 2015 as compared to the same period in 2014. Hence, we are of the view that the approximately 1% estimated increase for the New Connected Transactions after the 2013 Disposal in 2015 over that in 2014 is prudently in line with the trend of the primary aluminum sales of the Company. On such basis, we are of the view that the estimation of the amount of the New Continuing Connected Transactions after the 2013 Disposal at RMB2,000 million is fair and reasonable.

Based on the impact from the New Continuing Connected Transactions after the 2013 Disposal (which is estimated at RMB2,000 million for the year ending 31 December 2015, out of which as to RMB1,500 million (or 75%) has actually been transacted up to 31 October 2015 already), and taking into further account that the annualised revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (after including the New Continuing Connected Transactions after the 2013 Disposal) of RMB8,640 million as derived from the actual historical amounts for the ten months ended 31 October 2015 is expected to exceed the existing 2015 annual cap of RMB8,000 million, we are of the view that the Revision of 2015 Annual Cap to RMB10,000 million is fair and reasonable.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Principal terms of the New Continuing Connected Transactions after the 2013 Disposal

According to the section headed "Renewal of the Non-Exempt Continuing Connected Transactions" in the letter from the Board of the Circular dated 12 October 2012 and the Supplemental Circular dated 2 June 2015, the principal terms of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are summarised in the following table:

	Nature of Transaction	Supplies and ancillary services provided by the Company to Chinalco:

		1)	Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and

		2)	Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

	Pricing basis	a)	Products:

1)

Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminium ingot futures on the Shanghai Futures Exchange;

2)

Aluminum products (aluminium ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3)

Other products: the price is determined with reference to the contractual price or the comparable local market prices. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries. The comparable local market prices refer to the reference made to the prices charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions.

b)	Supporting services and ancillary production services:

1)

Electricity supply: the price is determined with reference to the government-prescribed price, which refers to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites from time to time;

2)

Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Such reasonable profit refers to a profit not more than 5% of such costs. Such profit margin is considered reasonable as determined with reference to the current market practice in relevant industries;

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3)

Other services: the price is determined with reference to the comparable local market prices, which refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions.

Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the price of the products or services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment terms	Payment on delivery (payment shall generally be made):

1)

within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or

	2)	after setting-off the amounts due between the parties where there is mutual provision of products and services.

The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.

To assess the fairness and reasonableness of the principal terms of the New Continuing Connected Transactions after the 2013 Disposal, we have obtained and reviewed (1) sample contracts and invoices of the New Continuing Connected Transactions after the 2013 Disposal entered into between the Company and the Aluminum Fabrication Subsidiaries; and (2) sample comparable contracts and invoices entered into between the Company and independent third parties during the same period. Upon comparison, we are not aware of any reason to believe that the pricing basis and payment terms of the New Continuing Connected Transactions after the 2013 Disposal was not, in all material respects, in line with the corresponding terms stipulated in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered (1) the pricing basis and payment terms of the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services as summarised in the above table; (2) the relevant pricing basis and payment term of the New Continuing Connected Transactions after the 2013 Disposal is no less favorable than those offered by the independent third parties, we are of the view that the principal terms of the New Continuing Connected Transactions after the 2013 Disposal are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

Recommendation

Having taken into account the above principal reasons and factors, we consider that the Revision of 2015 Annual Cap is fair and reasonable and is conducted in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

Therefore, we advise the Independent Board Committee to recommend the Independent Shareholders to, and also recommend the Independent Shareholders to, vote in favor of the relevant resolution to approve the Revision of 2015 Annual Cap.

(2)	THE NEW FINANCE LEASE FRAMEWORK AGREEMENT ENTERED INTO BY THE COMPANY AND CHINALCO LEASE AND THE PROPOSED CAP THEREUNDER

Principal factors considered

	1.	Background of and reasons for entering into the New Finance Lease Framework Agreement

Information on Chinalco Lease

Chinalco Lease is established in 2015 in the PRC and principally engaged in finance leasing business; leasing business; purchasing leased assets from abroad and domestic vendors, salvage value disposal and maintenance of the leased asset, and lease transaction consultation and guarantee.

Information on the Company

The Company is principally engaged in the mining of bauxite, the production and sales of alumina and primary aluminum, the operation of coal and iron ore businesses as well as the trading of other non-ferrous metal products.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Reasons for entering into the New Finance Lease Framework Agreement

We summarise the relevant event in chronological order in the table below:

Date	Event in chronological order

27 August 2015	*

the Company and Chinalco Lease entered into the Original Finance Lease Framework Agreement, pursuant to which, Chinalco Lease provided finance lease services to the Group with an effective term from 27 August 2015 to 31 December 2016.

*

According to the Original Finance Lease Framework Agreement, at any time within the effective term of the agreement, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB1.5 billion.

8 September 2015	*	both parties adjusted the proposed cap under the Original Finance Lease Framework Agreement to not more than RMB1.4 billion.

13 November 2015	*

the Company and Chinalco Lease entered into the New Finance Lease Framework Agreement, pursuant to which, the agreed term, the methods of finance lease and the financing amount under the Original Finance Lease Framework Agreement were revised by both parties.

Upon our due diligence discussion with management of the Company, we understand that some subsidiaries of the Company especially electrolytic aluminum companies, coal companies and newly established companies may have recently faced relatively greater difficulty in obtaining additional or renewal loans from commercial banks which have either quoted all-in financing cost rate levels which are higher than that of the finance lessors, or with overall terms that are less attractive. Thus, these subsidiaries of the Company have tried to sell and leaseback some of its existing assets or use direct leasing arrangements in order to finance their own operations. In this connection, we have cross-checked from the 2015 interim report and 2014 annual reports of the Company and note that the Group's balance of finance lease payable actually increased from zero at the end of 2013 to RMB4,621 million at the end of 30 June 2015 whereas, by contrast, the balance of bank and other loans decreased by approximately 17.2% from RMB82,449 million to RMB68,235 million in the corresponding period.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In other words, we understand that by entering into the New Finance Lease Framework Agreement, the Group is able to access to an alternative source of financing for its business operations from Chinalco Lease with competitive-cost funding under the current situation with tighter credit policies from commercial banks toward the electrolytic aluminum companies, coal companies and newly established companies, which could help lower the financing cost and facilitate the operation and the growth of the Group's business. We understand from the Company that Chinalco Lease, due to its under-common-control relationship with the Group and its deep knowledge and familiarity of the business of the Group, is able to design the repayment method based on the actual conditions of the Group in a flexible manner and provide timely and convenient financing funds, which allow the Company to optimise its financial management, improve its capital usage efficiency, decrease the financing cost and the financing risks, which is in favor of the business development and will smooth the progress of the operation of the Company. In addition, we notice from the annual reports and interim reports of the Company that the Group has the actual practice in the past years to have obtained funding through finance leasing with several independent third party lessors.

Having considered the above, we are of the view that the New Finance Lease Framework Agreement is in the usual and ordinary course of business of the Group, and is in the interests of the Company and the Shareholders as a whole.

2.	Principal terms of the New Finance Lease Framework Agreement

The Group proposed to obtain the financing by way of sale-and-leaseback arrangements or direct leasing arrangements:

(1)

under the sale-and-leaseback arrangements, the Group will sell its own assets to Chinalco Lease to obtain financing, and then the Group will lease back the sold assets from Chinalco Lease and pay rental to Chinalco Lease. Upon expiry of the lease term, the Group will repurchase the assets from Chinalco Lease after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements;

(2)

under the direct leasing arrangements, Chinalco Lease will directly purchase the new equipment as required by the Group and lease the same to the Group for its use. The Group will pay rental to Chinalco Lease accordingly. Upon expiry of the lease term, the Group will purchase the assets from Chinalco Lease at a specific price after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Under the premise of compliance with the New Finance Lease Framework Agreement, the Group and Chinalco Lease shall further enter into separate operative contracts or agreements in respect of providing the specific finance lease service and determine the specific terms of the transaction. Such separate operative contracts or agreements shall be in accordance with the principles and terms of the agreement as well as requirements of the applicable laws. Other key terms of the New Finance Lease Framework Agreement are set out in the "Letter from the Board" of the Circular.

To assess the reasonableness and fairness of the New Finance Lease Framework Agreement, we have obtained and reviewed most samples of the finance lease contracts entered into between the Group and other independent third party lessors since 2013 (the "Comparable Contracts"), being the earliest time the Group embarked on deploying financing service from lessors. The scope of the assets under the finance lease includes production equipment in relation to alumina, electrolytic aluminum, mining and energy power, etc.. We understand from management of the Company that the assets under the finance lease contract(s) contemplated under the New Finance Lease Framework Agreement are of similar nature with those under the Comparable Contracts. In addition, we note that the key terms of the New Finance Lease Framework Agreement and the Comparable Contracts are in close resemblance. In summary, according to the Comparable Contracts, we note that:

(i)	the "lease method" of both Comparable Contracts and the New Finance Lease Framework Agreement are both finance lease arrangements;

(ii)

the "title", being the legal ownership and all rights of the leased equipment, shall vest in the lessor throughout the lease period which is the same as that contemplated under the New Finance Lease Framework Agreement;

(iii)

the "financing cost" of the Comparable Contracts include (1) interest rate, (2) commission fees, and (3) deposit; whilst the "financing cost" of the New Finance Lease Framework Agreement mainly include (1) interest rate and (2) commission fees (with or without (3) deposit), which in aggregate shall not be higher than the financing cost of services of similar nature provided by third party finance lease companies in the PRC.

As far as (1) interest rate is concerned, we have enquired and understand from the Company that in practice, such interest rate shall be determined by reference to the benchmark lending rates for RMB-denominated loans as published by PBOC from time to time (or, if no such rate is available, by reference to, among others, the rate charged by the other major financial institutions in the PRC for the same or similar types of services), and shall reflect the credit risk assessment and the return requirements of the relevant finance lessor.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As far as (2) commission fees are concerned, we have enquired and understand from the Company that in practice, such commission fees are generally one-off and/or upfront in nature, which shall be determined by reference to, among others, the rate charged by the other major financial institutions in relation to finance leasing of the same or similar types of assets (or, if available, the applicable rates published by PBOC for these kinds of services from time to time), and shall reflect the credit risk assessment and the return requirements of the relevant finance lessor;

(iv)

the "purchase option", which is subject to the lessee having performed all its obligations under the lease period and upon the expiry of the lease period under the Comparable Contracts, carried a price of RMB1.0 to RMB100.0; whilst the New Finance Lease Framework Agreement provides that when the relevant finance lease contract is entered into, the Lessee shall have an option to purchase the relevant Leasing Equipment at a nominal price of not more than RMB1.0.

In addition, we understand from the Company that in assessing different financing options, the Company is focusing on comparing the after-tax internal rate of return (the "IRR") which takes into account a comprehensive set of factors including interest rate, commission fees, deposit, tax, any other expenses as well as the repayment method. We have obtained further confirmation from the Company that the finance leases offered by independent third party lessors would generally require a guarantee from the controlling shareholder and/or deposit ranging from 3% to 7% of the consideration, which would effectively increase the financing cost for the Company, whereas Chinalco Lease usually does not require such guarantee and deposit. Based on the terms of the New Finance Lease Framework Agreement and our understanding from the Company, the Company has internal procedures to compare and shortlist the quotation of the all-in financing cost (which is essentially the IRR) from both Chinalco Lease and independent third party lessors, and it is the exact terms of the New Finance Lease Framework Agreement that the all-in financing cost offered by Chinalco Lease will be no less favorable to the Company than that offered by independent third party lessors if Chinalco Lease is chosen by the Company to enter into separate written contract(s).

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have compared sample contracts of finance leases entered into between the Company and Chinalco Lease (under the Original Finance Lease Framework Agreement with an effective term commencing from 27 August 2015) and the Comparable Contracts and found that the terms offered by Chinalco Lease were no less favorable than those offered by the independent third financial institutions. Further, we understand that the Company has adopted a set of effective internal control policies to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorised departments of the Group will review and assess the specific terms and conditions of the transactions to ensure their consistency with the New Finance Lease Framework Agreement and determine the lease interest and commission fees with reference to the current market conditions and the prices charged or quoted by at least two independent third parties providing services of similar nature with comparable scale under normal trading conditions around that time. The financial department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis.

In consideration of above, we are of the view that the terms of the New Finance Lease Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

3.	Proposed annual caps

We summarise below (i) the proposed annual caps under the New Finance Lease Framework Agreement and (ii) the estimated financing balance with independent third party lessors (together with the relevant actual historical/estimated balance), as obtained during our due diligence enquiry with the Company:

RMB (million)	Actual historical balance		Estimated balance		Proposed annual cap/Estimated balance

Year	2013	2014	First 10 months in 2015	2015	2016	2017	2018
	(Note 2)	(Note 2)	(Note 2)	(Note 2)	(Note 1)	(Note 1)	(Note 1)

With Chinalco Lease	0	0	850	1,400	10,000	10,000	10,000
With independent third party lessors	600	2,200	6,400	9,400	12,000	14,000	16,000

Total	600	2,200	7,250	10,800	22,000	24,000	26,000

Increase		+266.7%	+170.1%	+390.9%	+103.7%	+9.1%	+8.3%

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

1.

The financing balance for the three years ending 31 December 2018 represents the aggregate principal amount outstanding in the finance lease period plus any lease interest, commission fees and other expenses, if applicable, incurred since the beginning of the then year to that exact point of time under the New Finance Lease Framework Agreement.

2.	The financing balance for the three years ending 31 December 2015 represents the aggregate principal amount outstanding.

As set out in the Letter from the Board, in arriving at the proposed annual caps for the transactions contemplated under the New Finance Lease Agreement, the Directors have considered, among other things, (i) the Group's future business development plans and its demand for the finance lease services provided by Chinalco Lease arising from the Group's daily operation and development. Pursuant to the budget of capital expenditure of the Group, the Group expects to continuously increase its investment in the construction of mining, alumina and electrical energy projects; (ii) the current financing market conditions, the interest rate and the potential adjustments to be made by the PBOC in the benchmark interest rate for RMB-denominated loans in the future. In the case of any adjustment to the benchmark interest rate for RMB-denominated loans made by the PBOC in the future, the lease interest specified in the newly-signed individual operative agreement will be determined with reference to the adjusted benchmark interest rate for RMB denominated loans; (iii) the nature and the carrying value of the leased assets. The carrying amount of the leased assets shall be not less than the principal amount under the finance lease in any event; and (iv) provision of approximately 5% buffer for unexpected fluctuations in the growth of the financing balance during the term of the New Finance Lease Framework Agreement.

The Company estimates that the total financing balance of finance lease transaction for the four years ending 31 December 2018 is RMB10,800 million, RMB22,000 million, RMB24,000 million, RMB26,000 million, represents a year-over-year growth rate of approximately +390.9%, +103.7%, +9.1% and +8.3% respectively.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As far as the actual historical total balance is concerned, we note that during the past two years and ten months ending 30 October 2015, the finance lease balance for the Group has increased significantly from RMB600 million up to RMB7,250 million, representing a compound annual growth rate of approximately 289.3%. We also notice that the State Council issued a guideline in August 2015 to further promote the development of the finance lease sector with the aim to substantially increase the penetration rate of finance lease application by 2020. Upon our due diligence review from the 2014 annual report of the Company (being the latest published information available for machinery as a separately disclosed item), we note that the audited total net carrying amount of the Group's machinery as at 31 December 2014 amounted to approximately RMB53,853 million, which was more than twice the estimated total finance lease size for each of the three years ending 31 December 2018. By reviewing the sample finance lease contracts of the Group and the disclosure on the finance lease contracts of other listed companies, we understand that the carrying amount of the relevant machinery shall be not less than the principal amount under the finance lease in any event.

Considering:

(i)	the significant growth in the actual historical total finance lease balance of the Group during the past two years and ten months ending 31 October 2015;

(ii)	the Chinese government's recently issued guideline aiming at substantially increase the penetration rate of finance lease by 2020; and

(iii)	the Group has more than sufficient total net carrying amount of machinery to support the estimated total finance lease balance for each of the three years ending 31 December 2018,

we are of the view that the estimated growth rate of finance lease balance in the four years ending 31 December 2018 is fair and reasonable.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As far as the connected balance is concerned, we note that the proposed annual caps for the three years ending 31 December 2018 with Chinalco Lease at RMB10,000 million represents a substantial increase over the estimated annual balance of finance lease with Chinalco Lease in 2015. In this respect, we understand from management of the Company that the estimated balance of finance lease with Chinalco Lease in 2015 of RMB1,400 million merely represents the maximum amount that Board of Directors are authorised to approve without seeking for Independent Shareholders' approval. We have enquired and understand from the Company that in practice during 2015, the Group already has such size of production equipment (in relation to alumina, electrolytic aluminum, mining and energy power) and such demand for finance lease funding to accommodate for the proposed annual caps for each of the three years ending 31 December 2018 with Chinalco Lease at RMB10,000 million.

We have further enquired and understand from the Company that Chinalco Lease itself has sufficient source of funding to provide not less than RMB10,000 million (being the relevant proposed annual cap size) of finance lease business to lessees based on the size of its current authorised registered capital and its external bank borrowings resources in compliance with the relevant laws and regulations, out of which RMB10,000 million worth of finance lease business quota is allocated to the Group based on the internal strategy of Chinalco.

In consideration of the foregoing, we concur with the Board's view that the proposed annual caps under the New Finance Lease Framework Agreement represents the Group's future business development plans and its demand for the finance lease services provided by Chinalco Lease arising from the Group's daily operation and development and we are of the view that the proposed annual caps are fair and reasonable so far as the Independent Shareholders are concerned.

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Measures to ensure compliance with the Listing Rules

We understand that the Audit Committee of the Board will continuously conduct strict review on the continuing connected transactions to ensure the completeness and effectiveness of the internal control measures regarding the continuing connected transactions of the Company. In compliance with the annual review requirements under the Listing Rules, we understand that the Company is required to comply with the following during the term of the New Finance Lease Framework Agreement:

(i)

each year the independent non-executive Directors must review the continuing connected transaction and confirm in the Company's annual report and accounts that the continuing connected transactions under the New Finance Lease Framework Agreement have been entered into:

		*	in the ordinary and usual course of business of the Company;

*

either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

		*	in accordance with the agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

(ii)

each year the auditors of the Company must provide a letter to the Board (with a copy provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) confirming that the continuing connected transactions under the New Finance Lease Framework Agreement:

		*	have received the approval of the Board;

		*	are in accordance with the pricing policies of the Company if the continuing connected transaction involve provision of goods or services by the Company;

		*	have been entered into in accordance with the relevant agreement governing the continuing connected transaction; and

		*	have not exceeded the relevant annual caps;

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LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)

the Company will allow, and will procure that the counterparties will allow, the auditors of the Company with sufficient access to the relevant records of the continuing connected transactions under the New Finance Lease Framework Agreement for the purpose of reporting on the continuing connected transaction. The Directors must state in the annual report whether its auditors have confirmed the matters stated in paragraph (ii) above; and

(iv)

the Company shall promptly notify the Stock Exchange and publish an announcement in accordance with the Listing Rules if it knows or has reason to believe that the independent non-executive Directors and/or auditors of the Company will not be able to confirm the matters set out in paragraphs (i) and/or (ii) above respectively.

Having considered, in particular, (i) the restriction of the value of the continuing connected transactions under the New Finance Lease Framework Agreement by way of the proposed annual caps thereunder; (ii) the internal control measures in place to ensure the Company's conformity with the pricing policies from time to time; and (iii) the ongoing review by the independent non-executive Directors and the auditors of the Company of the terms of the continuing connected transactions under the New Finance Lease Framework Agreement and the proposed annual caps thereunder not being exceeded, we are of the view that there are appropriate measures in place to govern the conduct of the relevant continuing connected transactions and safeguard the interests of the Independent Shareholders.

Recommendation

Having taken into account the above principal reasons and factors, we consider that the terms of the New Finance Lease Framework Agreement (including the proposed annual caps thereunder) are fair and reasonable and that the transactions contemplated under the New Finance Lease Framework Agreement (including the proposed annual caps thereunder) are entered into in the ordinary and usual course of business of the Company, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

- 52 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Therefore, we advise the Independent Board Committee to recommend the Independent Shareholders to, and also recommend the Independent Shareholders to, vote in favor of the relevant resolution to approve the New Finance Lease Framework Agreement (including the proposed annual caps thereunder).

Yours faithfully,
For and on behalf of
GF Capital (Hong Kong) Limited
Danny Wan	Harry Yu
Managing Director	Director

Note:

Mr. Danny Wan and Mr. Harry Yu are licenced persons registered with the SFC and responsible officers of GF Capital (Hong Kong) Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. Both of them have over 20 years of experience in the corporate finance industry, and have participated in the provision of independent financial advisory services for various connected transactions involving companies listed in Hong Kong.

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APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

Name	Position in the Company	Number of A shares of the Company held as personal interest	Capacity

Zhao Zhao	Chairman of the Supervisory Committee	5,100 (Note 1)	Beneficial owner
Jiang Yinggang	Executive Director	10,000 (Note 2)	Beneficial owner

Note 1:	Representing approximately 0.000047% of the total issued A shares of the Company as at the Latest Practicable Date.

Note 2:	Representing approximately 0.000091% of the total issued A shares of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, so far as the Company is aware, none of the Directors (including the proposed of Directors), the Chief Executive of the Company or the Supervisors (including the proposed of Supervisor) of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

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APPENDIX	GENERAL INFORMATION

Mr. Ge Honglin and Mr. Liu Caiming, two Directors of the Company, Mr. Zhao Zhao, the Chairman of the Supervisory Committee, and Mr. Wang Jun, the proposed Supervisor, currently hold positions in Chinalco. Save as the aforementioned, as at the Latest Practicable Date, none of the Directors (including the proposed Directors), the Chief Executive of the Company or the Supervisors or their respective associates was also a director or employee of a company which had any interests or short positions in the shares or underlying shares of the Company which are required to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO.

3.	MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2014, being the date to which the latest published audited accounts of the Group were made up to.

4.	EXPERT AND CONSENT

GF Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this circular:

Name	Qualification	Date of opinion	Nature of opinion or advice

GF Capital (Hong Kong) Limited

A licensed corporation to carry out Type 6
    (advising on corporate finance) regulated
    activities under the SFO and the
    independent financial adviser appointed
    by the Company to provide independent
    financial advice to the Independent Board
    Committee and the Independent
    Shareholders in respect of the revision of
    the 2015 annual cap of revenue
    transactions contemplated under the
    General Agreement on Mutual Provision
    of Production Supplies and Ancillary
    Services, and the New Finance Lease
    Framework Agreement entered into by
    the Company and Chinalco Lease and the
    proposed cap thereunder

		14 December 2015	Independent financial adviser's opinion

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APPENDIX	GENERAL INFORMATION

At the Latest Practicable Date, as far as the Directors are aware, GF Capital was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

At the Latest Practicable Date, as far as the Directors are aware, GF Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2014, being the date to which the latest published accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors (including proposed Directors) had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6.	INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

At the Latest Practicable Date, none of the Directors (including proposed Directors) or Supervisors (including proposed Supervisor) of the Company had any interest in any assets which have been since 31 December 2014 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. At the Latest Practicable Date, none of the Directors (including proposed Directors) or Supervisors (including proposed Supervisor) of the Company was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

7.	INTEREST IN COMPETING BUSINESS

At the Latest Practicable Date, none of the Directors (including proposed Directors) or their respective close associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling Shareholder).

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APPENDIX	GENERAL INFORMATION

8.	MISCELLANEOUS

	(a)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

	(b)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

	(c)	The English text of the circular shall prevail over the Chinese text in the case of inconsistency.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 29 December 2015:

	(a)	the letter from the Independent Board Committee, the text of which is set out in this circular;

	(b)	the letter from GF Capital, the text of which is set out in this circular;

	(c)	the written consent of GF Capital, as referred to in this appendix;

	(d)	the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Supplemental Agreement; and

	(e)	the Original Finance Lease Framework Agreement and the New Finance Lease Framework Agreement.

- 57 -

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary